Rio Tinto's Offer for Alcan : What to Expect

An announcement such as the combination of Alcan with Rio Tinto inevitably raises many questions. Although at this point it is too early to know all the details and specifics of the transaction, we have tried to put together a very high level timeline to highlight the steps usually followed in a transaction of this nature.

  The offeror, in this case Rio Tinto, is required to officially commence its offer by sending a Directors' Circular to the target company's (Alcan's) shareholders. This was done on July 24.
  The target company's Board of Directors is then obligated to make a recommendation to its shareholders within 10 business days of the launch of the offer. Alcan's Board of Directors unanimously recommended that our shareholders accept the Rio Tinto Offer and deposit their shares. Alcan's Directors' circular was mailed on July 24.
  The shareholders have 60 days to tender their shares, subject to extension. The Rio Tinto offer is tentatively set to close on September 24.
  In the meantime, the offeror needs to request all regulatory approvals from the appropriate authorities in Canada, the US, in Europe and in Australia, among others. This could take anywhere from 30 to 75 days from the time each of these authorities receives all the regulatory filings.
  It is a condition of the offer that the offeror's shareholders hold a vote on the proposed transaction. Before they can vote, they have to receive a circular explaining the transaction. The vote is held after the circular is sent out. As Rio Tinto is a dual listed company, two shareholder votes will be necessary: one in the UK and one in Australia.
  If after the initial 60-day period, the offeror has not received all regulatory approvals, the offeror must extend its offer.
  The offeror needs to obtain at least two thirds of the target company's shares, for the transaction to be completed.
  If more than 90% of the shares have been tendered to the offer, the offeror can use a process called "a squeeze-out" to purchase the remaining shares.
  According to the current schedule, the transaction is expected to close during the fourth quarter of 2007.